NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Avenue, NW | Suite 900 Washington, DC 20001 T 202.689.2800 F 202.689.2860 nelsonmullins.com

December 1, 2022

Via EDGAR

Division of Corporation Finance

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attn:	Bradley Ecker

Erin Purnell

Re:	Pono Capital Corp.

Draft Registration Statement on Form S-4

Filed October 21, 2022

CIK No. 000185631

Ladies and Gentlemen:

On behalf of Pono Capital Corp. (the “Company”), we are hereby responding to the letter dated November 17, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Draft Registration Statement on Form S-4 submitted on October 21, 2022 (the “Draft Registration Statement”). In addition, the Company is publicly filing concurrently with this letter a Registration Statement on Form S-4 (the “Registration Statement”), which includes revisions made to the Draft Registration Statement in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Draft Registration Statement.

For the convenience of the Staff’s review, each of the headings and numbered paragraphs below corresponds to the headings and numbered comments in the Comment Letter. All references to page numbers and captions in the responses below correspond to the page numbers and corresponding captions in the Registration Statement. Terms used and not defined herein have the meanings given to such terms in the Registration Statement.

Draft Registration Statement on Form S-4 filed October 21, 2022

CALIFORNIA | COLORADO | DISTRICT OF COLUMBIA | FLORIDA | GEORGIA | MARYLAND | MASSACHUSETTS | NEW YORK

NORTH CAROLINA | SOUTH CAROLINA | TENNESSEE | WEST VIRGINIA

Securities and Exchange Commission

December 1, 2022

Summary of the Proxy Statement/Prospectus

Parties to the Business Combination

AERWINS Technologies Inc., page 27

1.

Please revise to clearly describe the products that you currently offer in each of your business areas. Please also identify whether any of the products mentioned in the proxy statement/prospectus are in development and provide information on when you expect them to launch. Wherever you discuss the features and characteristics of your industry and market, please make clear which aspects currently apply to AERWINS, which are prospective in nature, and which apply to business lines that are no longer active. Please make similar revisions to your disclosure beginning on page 167.

Response: We have revised the disclosure on pages 27 and 178 of the filing to clearly describe the products that AERWINS currently offers in each of its business areas and to also identify whether any of the products mentioned in the proxy statement/prospectus are in development and to provide information on when AERWINS’ expects them to launch. Additionally, we have revised the filing to make clear which aspects currently apply to AERWINS, and which are prospective in nature, and which apply to business lines that are no longer active wherever there is discussion of the features and characteristics of the AERWINS industry and market.

Unaudited Pro Forma Condensed Combined and Consolidated Statement of Operations for the Year Ended December 31, 2021, page 46.

2. Please revise your pro forma statement of operations to comply with Rule 11-02(b)(1) of Regulation S-X.

Response: The Company has filed a revised Exhibit 99.3 with the Registration Statement to include the introductory paragraph required by Rule 11-02(b)(2) of Regulation S-X.

3. Please present historical and pro forma basic and diluted per share data, based on continuing operations, on the face of your pro forma statement of operations. Refer to Rule 11-02(a)(9)(i). In this regard, please also revise Note 4. Net Loss per Share, on page 49, as appropriate.

Response: Please see the revised pro-forma financial statements included with the Registration Statement on page 99.

Fees and Scope of Engagement, page 131

Securities and Exchange Commission

December 1, 2022

4. Please include the amount of the fee paid to Marshall & Stevens as well as any other information required by Item 1015 of Regulation M-A.

Response: Below is a fee table showing all fees paid to Marshal & Stevens, and the Registrant has revised the Registration Statement at pages 138-139 in response to the Staff’s comment.

Marshall Stevens

As of 11/19/22

Date	Amount
10/26/2022	45,000.00
9/1/2022	35,000.00
9/28/2022	25,000.00
Total fees paid for Aerwins deal	105,000
2/9/2022	50,000.00
12/8/2021	30,000.00
Total fees paid for prior target	80,000
Total fees paid to Marshall & Stevens	185,000

Financial Projections, page 132

5. Please clarify whether the Pono board reviewed projected or prospective financial information of AERWINS in connection with the Business Combination. If so, please revise to include such information in the proxy statement/prospectus. In addition, we note your disclosure that Marshall & Stevens calculated the net present value of the unlevered, after-tax free cash flows that AERWINS’ business is forecasted to generate for the financial years 2022 through 2031, plus the present value of the terminal value of AERWINS’ business in year 2031. Please provide those forecasts in the proxy statement/prospectus.

Response:

We have expanded the disclosure to include projected or prospective financial information that the Company’s Board of Directors considered in connection with the Business Combination in the Registration Statement. See pages 132-135 and as Annex A. The Company has also provided forecasts underlying the terminal value of Aerwins in the proxy statement/ prospectus at pages 140-141 and 180-182.

United States Federal Income Tax Considerations of the Redemption, page 136

6. We note that pursuant to the Agreement and Plan of Merger, the parties intend that the merger will qualify as a tax-free “reorganization” within the meaning of Section 368(a). In addition, we note your disclosure on page 137 that holders of Class A common stock are not expected to recognize any income, gain or loss under U.S. federal income tax laws. Please revise your disclosure beginning on page 136 to address Section 368(a) and any consequences to shareholders of Pono and AERWINS. Please also make similar revisions to the Questions and Answers section beginning on page 20. To the extent that you intend to file a short form tax opinion as Exhibit 8.1, please also revise your discussion on page 136 to reflect the fact that the discussion is the opinion of counsel.

Securities and Exchange Commission

December 1, 2022

Response: The Registrant has revised the Registration Statement at page 20 in the Tax Risk Factors section, and at pages 144-145 in the U.S. Federal Income Tax Considerations section. The Company respectfully submits that, for the reasons set forth below, Item 21(a) of Form F-4 and Item 601(b)(8) of Regulation S-K do not require a tax opinion to be filed in connection with the registration statement. This conclusion is consistent with the approach taken in a number of registration statements recently reviewed by the SEC that similarly involved transactions where a SPAC was the acquired entity and the closing was not conditioned on the receipt of a tax ruling or tax opinion.

Item 601(b)(8) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” The Company notes the requirements for a tax opinion pursuant to the Staff Legal Bulletin No. 19, Section III are consistent with those in Item 601(b)(8) of Regulation S-K. Because the disclosure does not contain a representation as to the tax treatment of the Merger - and in fact expressly disavows any such representation—the Company respectfully submits that a tax opinion (either in long-form or short-form) is not required.

The existing disclosure describes the significant factual and legal uncertainties regarding the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Due to these uncertainties, the closing of the transaction is not conditioned on the receipt of any tax ruling or tax opinion regarding the qualification of the Merger as a reorganization despite the parties’ intention recited in the transaction agreement that the Merger so qualify. The absence of such a closing condition is not unusual in transactions of this type. In recognition of the lack of guidance directly relevant to the reorganization treatment of Merger in which a SPAC is acquired, the disclosure sets forth a summary of the tax consequences that would obtain if the Mergers were to qualify as a reorganization, as well as the tax consequences that would obtain if the Merger were to fail to so qualify. In addition, the disclosure clearly states that the closing of the Merger is not conditioned upon the receipt of any tax ruling or tax opinion, the qualification of the Merger as a reorganization is uncertain, and the Company is not making any representations as to the tax consequences of the Merger. Furthermore, the Company has revised the Registration Statement to add disclosure making clear that although it is the current intention of the Company and AERWINS to take the position that the Merger qualifies as a reorganization to the extent permitted by applicable law, the facts and circumstances of the proposed transaction render the issue highly uncertain and no assurance can be given that, at the relevant time, the Merger so qualifies or that the IRS will not challenge such qualification.

Based on the above, the Company respectfully submits that no tax opinion is required under Item 601(b)(8) of Regulation S-K or Staff Legal Bulletin No. 19.

Information about Aerwins

Significant Market Opportunities, page 168

7. Please revise to explain which product flight was tested in 2019, and which product or products you started selling in October 2021. Please include the month that deliveries began, and state how may unites have been sold.

Response: We have revised this disclosure in the filing to explain which product was flight tested in 2019, and which product AERWINS started selling in October 2021, and to include the month that deliveries will begin and state how many units have been sold.

8. Your disclosure in the fourth paragraph implies that you are making cost-effective air mobility solutions a reality. We note, however, your disclosure on page 132 which states that the private side of AERWINS’ client segment is sales to mainly high net worth individuals. Please revise to identify and discuss the price point for your products.

Response: We have revised our disclosure in the filing to clarify that for the private side AERWINS is initially intentionally targeting high net worth individuals and that as AERWINS get more orders they believe that they will be able to decrease the price points and become more cost-effective. We have additionally revised the filing to identify and discuss the price points for AERWINS products.

9. Please provide support for your statement that you design, develop, manufacture, market, and operate unmanned aircraft and their supporting systems and infrastructure for a wide range of industries and applications, including passenger transportation, logistics, and smart city management.

Response: We have revised the disclosure in the filing to provide support in the form of examples of how AERWINS designs, develops, manufactures, markets, and operates unmanned aircraft and their supporting systems and infrastructure for a wide range of industries and applications, including passenger transportation, logistics, and smart city management.

Securities and Exchange Commission

December 1, 2022

Orders, Delivery and Financial Results, page 169

10. Please clarify what time periods make up your revenue and client type charts here. We note that the charts include revenue type for 2022. However, the discussion following the charts addresses only the period from January 1, 2020, to December 31, 2021. Please revise to provide disclosure that supports the amounts presented in the charts;

Response: We have revised the disclosure in the filing to provide an updated chart, as well as a description of the new chart, which clarifies what time periods and sectors make up AERWINS revenue. The client type chart has been removed, and as a result no additional clarification to such chart has been added.

What Sets Us Apart, page 169

11. We note your disclosure that XTURISMO is “easy to implement in society.” Please revise your disclosure here to be consistent with your disclosure on page 183 that you are subject to extensive legal and regulatory requirements, and that you are working to obtain relevant approvals and permits in the jurisdictions where you sell and plan to sell your products.

Response: We have revised the disclosure in the filing to clarify that in Japan XTURISMO Limited Edition does not require aircraft category approval which AERWINS believes makes it easy to implement in society in Japan, but that outside of Japan AERWINS is subject to extensive legal and regulatory requirements, and are working to obtain relevant approvals and permits in the jurisdictions where AERWINS plans to sell its products.

XTURISMO Limited Edition, page 176

12. We note your disclosure that since its launch in October 2021, the product has received about 100 inquiries for purchase. Please revise to clarify how many purchases were made. In addition, you say that the price of the XTURISMO Limited Edition is $7.77 million overseas. We note that the “order now” page on your website appears to list the price as $550,000. Please advise.

Response: We have revised the disclosure in the filing to clarify that AERWINS has only received 10 inquiries for purchases and 6 actual purchases for the AERWINS product and to clarify that that the price per unit in Japan is JPY77,700,000 which equates to $550,000 in USD (JPY144.71 = US$1.00).

Securities and Exchange Commission

December 1, 2022

13. Please clarify how you expect the vehicle to be used as a disaster relief vehicle. C.O.S.M.O.S (Flight Operation Management System), page 178

Response: We have revised the disclosure in the filing to clarify how AERWINS expects the vehicle to be used as a disaster relief vehicle.

14. We note your disclosure that the fee structure is currently being quoted on a case-by-case basis as you are in the process of conducting demonstration tests with large corporations and local governments. Please provide a range of the fees that you have quoted. Please provide similar disclosure for each of your lines of business where you discuss a range of fees or describe fees without stating the amount that you charge.

Response: We have revised the disclosure in the filing to include a table that provides the price ranges of fees that AERWINS has quoted for each of its lines on business, including for C.O.S.M.O.S.

A.L.I. Albatross (our Original GPU machine), page 181

15. We note your disclosure on page 182 that some fees are received in the form of cryptographic assets. Please identify which cryptographic assets you accept as payment. Describe more clearly which services and fees may be paid for using cryptographic assets and describe the method for such payments.

Response: We have revised the disclosure in the filing to clarify that AERWINS has in the past received payment in the form of cryptographic assets at the request of a single purchaser of our shared computing services.

Specifically, during the period of January 1, 2021 through the date of this filing, we received an average of approximately 3.22 Ethereum tokens per calendar month (for an aggregate of 74.06 Ethereum tokens) from a single purchaser of our shared computing services. However, as of the date of this filing, all of the aforementioned Ethereum tokens have been sold for an aggregate amount of 87,690,644 yen ($605,975 US dollars). Furthermore, other than the Ethereum tokens as described in the immediately preceding sentence, we have not in the past nor will we after the date of this filing accept any payment in cryptographic assets.

Manufacturing, Quality Control and Supply Chain, page 185

16. Please describe your manufacturing process for each aspect of your business in greater detail, including whether and to what extent you rely on third party suppliers to manufacture certain aspects of your products. In this regard, we note that none of the facilities you list on page 207 are listed for manufacturing use.

Securities and Exchange Commission

December 1, 2022

Response: We have revised the disclosure in the filing to describe the AERWIN’s manufacturing process for each aspect of its business in greater detail, including to what extent AERWINS relies on third party suppliers to manufacture certain aspects of its products. As revised, please note that our Yamato Technology Center facility is listed, amongst other things, for manufacturing use.

Business Overview, page 225

17. Your disclosure states that the “acquisition of A.L.I. Technologies was accounted for as a recapitalization among entities under common control.” Please reconcile this disclosure with the disclosures in Note 1 on page F-56 and on page 42 that indicates that the share exchange between Aerwins and the shareholders of A.L.I. Technologies was “accounted for as a reverse recapitalization.”

Response: We have revised the disclosure in Business Overview to be consistent with the disclosure in Note 1 on page F-56. because the stock exchange between A.L.I. Technologies and AERWINS was not a transaction under common control, but a reverse recapitalization.

Results of Operations, page 228

18. Please clarify how you define your “Air Mobility Segment”. In this regard, we note in your revenue chart on page 181 that “Air-Mobility” recorded no revenues in 2021 and does not appear to include your Drone or Computer Sharing aspects of your business. We further note that your chart on page 181 indicates that “Shared Computing” accounted for 70% of your 2021 revenues but does not appear to be included in your Results of Operations on page 228. Please revise or advise.

Response: We acknowledge the foregoing comment. For accounting purposes, AERWINS currently has a single segment, titled as the “Air Mobility Segment” which includes Unmanned air mobility (Drone), Manned air mobility (Xturismo) and Computer sharing. This is because AERWINS’s management monitors these businesses as a whole and as they are related to each other—for example, computing power is necessary to develop and operate AERWIN’s developing software C.O.S.M.O.S which can be applied to both Drone business and Xturismo. Accordingly, we have revised the chart on page 181 of the filing to change the name of “Air-Mobility” to “Manned-air Mobility.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Aerwins

Results of Operations, page 229

Securities and Exchange Commission

December 1, 2022

19. Please revise your table on page 229 to remove the discontinued operations effects and revise your respective discussions to separately discuss results from continuing operations from that of discontinued operations.

Response: We have revised the disclosure in the filing to remove the discontinued operations effects and revised the respective discussions to separately discuss results from continuing operations from that of discontinued operations and not discuss each item (such as revenue and cost of sales) of the discontinued operation. We deleted the segment table also because the discontinued operation are already presented in one-line on the income statement.

BENEFICIAL OWNERSHIP OF SECURITIES, page 259

20. Please provide a pre-business combination beneficial ownership table for AERWINS as of the most recent practicable date. Refer to Item 18(a)(5) of Form S-4.

Response: We have revised the disclosure in the filing to include a pre-business combination beneficial ownership table for AERWINS as of the most recent practicable date.

Aerwins Technologies Inc.

Consolidated Statements of Cash Flows, page F-54

21. Please reconcile the line items for gain (losses) on disposal of business and disposal of subsidiary and related proceeds of each to the information disclosed in Note 14 - Discontinued Operation and Note 15 - Disposal of Business on pages F-70 and F-71.

Response: As for Note 14 - Discontinued Operation on page F-71, we understand the cash amount can be single line item in accordance with ASC 230-10-45-13 (ASC 230-10-45-13 provides that the cash paid to acquire business, net of any cash acquired, is presented as a single line in the investing section of the statement of cash flows). Accordingly, when we disposed the subsidiary ASC TECH Agent which had $413,132 in cash, we deducted the amount from the amount of consideration received of $886,255. The difference of $473,123 is consistent with the amount on the cash flow statements on page F-56.

As for Note 15 - Disposal of Business on page F-72, we transferred Zeroboard business at the price of 100 million JPY, which is translated into $910,391 with the average rate of 109.84 yen per US$1 in FY2021. As 10 million JPY of the total amount had not been received as of December 31, 2021, we recognized cash of 90 million JPY and accounts receivable of 10 million JPY. The $819,352, which can be calculated by dividing the cash received of 90 million JPY by the current year’s average rate of 109.84 yen per US$1, is consistent with the amount on the cash flow statements on page F-56.

Securities and Exchange Commission

December 1, 2022

Notes to Consolidated Financial Statements

Note 4 - Segment Information, page F-63

22. Please revise your information to remove the effects of your discontinued operations from respective line items. Refer to ASC 280-10-5-7.

Response: We removed the Technology HR outsourcing segment and added an explanation that the segment is classified as discontinued operations in the income statement.

General

23. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company’s officers and directors, if material.

Response: The Registrant has revised the Registration Statement on page 54.

24. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 54-55 of the Registration Statement, accordingly.

25. We note that certain shareholders agreed to waive their redemption rights for up to three years. Please describe any consideration provided in exchange for this agreement.

Response: The Company notes the Staff’s comment and respectfully advises the Staff that the initial stockholders agreed to waive their redemption rights pursuant to a letter agreement that the initial stockholders entered into in connection with the Company’s initial public offering. The provisions relating to the waiver of redemption rights in the original letter agreement have not been amended in connection with the business combination. It was a condition to their investment and no consideration was received.

26. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: We have revised the disclosure in the filing in response to the Staff’s comment. Please see pages 16, 36, 114, and 126 of the Registration Statement.

Securities and Exchange Commission

December 1, 2022

27. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: Material risks to public warrant holders. Changes in response to the Staff’s comment have been reflected in the Registration Statement on pages 64-65.

Whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. The Company has revised the disclosure on pages 99-100 of the Registration Statement.

Steps, if any, the Company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption. In response to the Staff’s comment, the Company has supplemented its disclosure on page 262 of the Registration Statement as follows: In the event that the Company elects to redeem all of the redeemable warrants as described above, the Company will fix a date for the redemption (the “Redemption Date”). Pursuant to the terms of the warrant agreement, notice of redemption will be mailed by first class mail, postage prepaid, by the Company not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. In addition, the Company will issue a press release and file a current report on Form 8-K with the Securities and Exchange Commission containing notice of redemption. The Company is not contractually obligated to notify investors when its warrants become eligible for redemption and does not intend to so notify investors upon eligibility of the warrants for redemption, unless and until it elects to redeem such warrants pursuant to the terms of the warrant agreement.

28. Please expand your disclosure regarding the sponsor’s ownership interest in the target company. Disclose the approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.

Response: The Company respectfully informs the Staff that the sponsor does not own any interest in the target company.

29. Please disclose whether and to what extent you have experienced pressures related to inflation. Please expand to identify the principal factors contributing to the inflationary pressures the company has experienced and clarify the resulting impact to the company.

Response: We have revised the filing to disclose that AERWINS has not experienced pressures related to inflation, in light of the fact there is nominal inflation in Japan. Accordingly, there are not principal factors contributing to inflationary pressures.

Securities and Exchange Commission

December 1, 2022

30. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions. For example, discuss whether you have or expect to:

•	suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;

•	experience labor shortages that impact your business;

•	experience cybersecurity attacks in your supply chain;

•	experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

•	experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

•	be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries; or

•

be exposed to supply chain risk in light of Russia’s invasion of Ukraine. Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

Response: We have revised the disclosure in the filing to address whether and how the AERWINS segments, products, lines of service, projects, or operations have been materially impacted by supply chain disruptions, and discussed the above factors in detail relating to such impact on page 200.

31. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Securities and Exchange Commission

December 1, 2022

Response: The Sponsor is not controlled by a non-U.S. person. However, certain directors are non U.S. persons. The Registrant has revised the Registration Statement on page 52.

32. We note that you present sales information and costs throughout the proxy statement/prospectus in yen. Please revise to also include such amounts in U.S. dollars.

Response: We have revised the disclosure in the filing to include the amounts in U.S. dollars for every presentation of amounts in yen.

Please direct any questions or further communications relating to the above to the undersigned at (202) 689-2987 or Angela Hart-Edwards at (301) 788-7488. Thank you for your attention to this matter.

Very truly yours,

/s/ Andrew M. Tucker
Andrew M. Tucker

cc:	Dustin Shindo, CEO

Pono Capital Corp.